UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 14, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Heat Biologics, Inc.

File No. 1-35994 - CF#35080

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Heat Biologics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 3, 2017.

Based on representations by Heat Biologics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through May 3, 2022
Exhibit 10.3	through May 3, 2022
Exhibit 10.4	through May 3, 2022
Exhibit 10.5	through May 3, 2022
Exhibit 10.6	through May 3, 2022
Exhibit 10.7	through May 3, 2022
Exhibit 10.8	through May 3, 2022
Exhibit 10.9	through May 3, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary